SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
[Rule 13d-101]
(Amendment No. 2*)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Molecular Insight Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

60852M104
(CUSIP Number)

Pioneer Floating Rate Trust
60 State Street
Boston, MA 02109
617-422-4907

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7, for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2010 and amended by that certain Amendment No.1 filed with the SEC on January 11, 2011 (the “Schedule 13D”) by Pioneer Floating Rate Trust, a Delaware statutory trust (“Reporting Person”), with respect to the common stock, par value $0.01 per share (the “Common Stock” or the “Shares”) of Molecular Insight Pharmaceuticals, Inc., a Massachusetts corporation (the “Company” or the “Issuer”).  This Amendment No. 2 is being filed for the reasons set forth in Item 4 below.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.  From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Item 2.              Identity and Background

The second paragraph of clauses (a) - (c) of Item 2 is hereby amended and restated in its entirety as follows:

As further described in Item 4, the Reporting Person has been engaged in discussions with certain other stakeholders of the Company (the “Other Stakeholders”) regarding a plan of reorganization for the Company.  The Other Stakeholders are Quintessence Fund L.P.; QVT Fund LP; Taconic Opportunity Fund LP; McDonnell Loan Opportunity Fund Ltd.; and Highland Capital Management, L.P. The Reporting Person, the Other Stakeholders and certain other holders collectively hold approximately $200 million in principal amount of the Company’s Senior Secured Floating Rate Bonds due 2012 (the “Bonds”). The Reporting Person and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group.  The Reporting Person disclaims the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

Item 4.              Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Other Shareholders acquired the Shares and warrants to purchase shares of Common Stock at an exercise price of $5.87 per share (the “Warrants”) reported herein as being beneficially owned by them for investment purposes in their ordinary course of business.  The Reporting Person and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group.  The Reporting Person disclaims the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

As reported in the Company’s Current Report on Form 8-K filed with the SEC on March 8, 2011, in connection with the voluntary petition filed by the Company in the United States Bankruptcy Court for the District of Massachusetts (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of the United States Bankruptcy Code, Case No. 10-23355, on March 1, 2011, certain holders of the Bonds, including Pioneer Floating Rate Trust, certain Other Stakeholders and certain affiliates of certain Other Stakeholders (collectively, the “Consenting Bondholders”) and the Company entered into an agreement (the “Plan Support Agreement”) providing for the implementation of a restructuring transaction with the terms set forth in a plan term sheet attached thereto. Under the Plan Support Agreement, the Consenting Bondholders are committed to support an amended plan of reorganization, pursuant to which, among other things, (i) in exchange for the discharge of the Bonds, the holders of the Bonds will receive 100% of the equity interests in the Company in the form of preferred stock and the existing equity securities of the Company will be cancelled, (ii) certain of the Consenting Bondholders and certain affiliates of certain of the Consenting Bondholders have committed to provide (a) if requested by the Company, a debtor-in-possession financing of up to $10 million, and (b) an exit financing facility of $40 million (the proceeds from which will be used to repay the debtor-in-possession financing, among other things), subject to certain conditions, and (iii) the Company will become a private company (the “Bondholder Restructuring”).  In exchange for the commitments to provide the debtor-in-possession financing and the exit financing, the Company will pay certain fees in the form of cash and warrants to those Consenting Bondholders and affiliates of Consenting Bondholders making such commitments.  The Plan Support Agreement was filed with the Bankruptcy Court along with the amended plan of reorganization and amended disclosure statement on March 7, 2011.

The Bondholder Restructuring is subject to a number of additional conditions, including but not limited to the emergence of the Company from its bankruptcy protection by May 16, 2011, adherence to a cash collateral budget, as well as certain bankruptcy-related preconditions, including the entry of certain final orders by the Bankruptcy Court incorporating, among other items, a confirmation order related to the amended plan of reorganization.

The foregoing summary is qualified in its entirety by reference to the Plan Support Agreement, which is attached as an exhibit hereto and is incorporated herein by reference in this Schedule 13D. A copy of the Plan Support Agreement is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 8, 2011.

Bankruptcy law does not permit solicitation of acceptances of a plan of reorganization until the bankruptcy court approves the disclosure statement relating to such plan. Accordingly, this schedule is not intended to be, nor should it be construed as, a solicitation for a vote on the Bondholder Restructuring.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by deleting the third paragraph thereof in its entirety and inserting the following in lieu thereof:

On March 1, 2011, the Consenting Bondholders and the Company entered into the Plan Support Agreement, providing for the implementation of a restructuring transaction with the terms set forth in a plan term sheet attached thereto. Under the Plan Support Agreement, the Consenting Bondholders are committed to support an amended plan of reorganization, pursuant to which, among other things, (i) in exchange for the discharge of the Bonds, the holders of the Bonds will receive 100% equity interest in the Company in the form of preferred stock and the existing equity securities of the Company will be cancelled, (ii) certain of the Consenting Bondholders and certain affiliates of certain of the Consenting Bondholders have committed to provide (a) if requested by the Company, a debtor-in-possession financing of up to $10 million, and (b) an exit financing facility of $40 million (the proceeds from which will be used to repay the debtor-in-possession financing, among other things), subject to certain conditions, and (iii) the Company will become a private company.  In exchange for the commitments to provide the debtor-in-possession financing and the exit financing, the Company will pay certain fees in the form of cash and warrants to those Consenting Bondholders and affiliates of Consenting Bondholders making such commitments.  The Plan Support Agreement was filed with the Bankruptcy Court along with the amended plan of reorganization and amended disclosure statement on March 7, 2011.

See Item 4 for a further discussion regarding these transactions.

The foregoing summary is qualified in its entirety by reference to the Plan Support Agreement, which is attached as an exhibit hereto and is incorporated herein by reference in this Schedule 13D. A copy of the Plan Support Agreement is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 8, 2011.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit	Description
1	Plan Support Agreement**
**Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 8, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2011	Pioneer Floating Rate Trust
By: /s/ Jean M. Bradley
Name: Jean M. Bradley
Title: Chief Compliance Officer